SECU[illegible] E

02018398

W[illegible], D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30,1998
Estimated average burden
hours per response...12.00

SEC FILE NUMBER
8-45281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Armata Partners, L.P.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One N. Charles Street, Suite 1505
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon L. Smith — 410-727-4480 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

	111 South Calvert Street	Baltimore	Maryland	21202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Armata Partners, L.P. as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

MANAGING DIRECTOR
Title

Nancy Hayden
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital..
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- X (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ARMATA PARTNERS, L.P.

Statement of Financial Condition
(Together with Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5)

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

FEB 28 2002

The Partners
Armata Partners, L.P.:

We have audited the accompanying statement of financial condition of Armata Partners, L.P. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Armata Partners, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

ARMATA PARTNERS, L.P.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	29,251
Commissions receivable		24,032
Deposit with clearing broker		50,000
Prepaid expenses and other assets		5,693
Furniture and equipment, net (note 5)		2,386
	$	111,362
Liabilities and Partners' Capital		
Accrued expenses	$	25,026
Partners' capital (note 4)		86,336
	$	111,362

See accompanying notes to financial statement.

ARMATA PARTNERS, L.P.

Notes to Statement of Financial Condition

December 31, 2001

(1) Business

Armata Partners, L.P. (the Partnership) was formed October 1, 1992. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. in May 1993.

The Partnership introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Partnership may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Partnership's customers to meet their obligations to pay for or deliver securities.

(2) Significant Accounting Policies

(a) Cash Equivalents

Investments in money market funds are classified as cash equivalents.

(b) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over periods ranging from three to ten years.

(c) Income Taxes

No provision for income taxes is required because any liability for income taxes is that of the individual partners and not that of the Partnership.

(d) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

(3) Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that the Partnership maintain minimum net capital, as defined, of $50,000 and that aggregate indebtedness, as defined, shall not exceed fifteen times net capital. The Partnership may make distributions of partners' capital or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements.

(Continued)

Computations as of December 31, 2001, of the Partnership's aggregate indebtedness and net capital under the uniform net capital rule are as follows:

Aggregate indebtedness — accrued expenses	$	25,026
Net capital:		
Partners' capital	$	86,336
Nonallowable assets:		
Furniture and equipment, net		2,386
Prepaid expenses and other assets		5,693
Net capital before haircuts on securities		78,257
Haircut on money market funds		1,585
Net capital	$	76,672
Percentage of aggregate indebtedness to net capital		33%

There are no differences between this computation and that filed by the Partnership on Securities and Exchange Commission Form X-17A-5 (Focus report) as of December 31, 2001.

The Partnership is claiming an exemption under rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(4) Partners' Capital

The Partnership consists of a general partner, Beechwood Capital Corporation, and three limited partners. Through December 31, 2001, the general partner and limited partners contributed capital of $1,000 and $555,000, respectively.

(5) Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2001:

Furniture	$	21,820
Equipment		27,168
		48,988
Less accumulated depreciation		46,602
	$	2,386

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Partners
Armata Partners, L.P.:

In planning and performing our audit of the financial statements of Armata Partners, L.P. (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Partnership, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002